

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03040619

December 10, 2003

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/10/2003

Gary Lutin
Lutin & Company
575 Madison Avenue, 10th Floor
New York, NY 10022

Re: Farmer Bros. Co.
Reconsideration request dated December 5, 2003

Dear Mr. Lutin:

This is in response to your letters dated December 5, 2003 and December 10, 2003 concerning the shareholder proposal submitted to Farmer Bros. by Mitchell Partners, L.P. We also have received a letter on behalf of the company dated December 8, 2003. On November 28, 2003, we issued our response expressing our informal view that Farmer Bros. could not exclude the proposal from its proxy materials for its upcoming annual meeting if the proponent made certain changes to the proposal. You have asked us to reconsider our position under rule 14a-8(i)(1).

The Division grants the reconsideration request, as there now appears to be some basis for your view that the revised proposal is not an improper subject under rule 14a-8(i)(1). Accordingly, we do not believe that Farmer Bros. may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph J. Giunta
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071-3144

James E. Mitchell
General Partner
Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, CA 92626

Lee, Grace

From: Gary Lutin [gary.lutin@worldnet.att.net]

Sent: Friday, December 05, 2003 6:17 AM

To: Grace K. Lee

Cc: James E. Mitchell; Joseph J. Giunta

Subject: Reconsideration request concerning Farmer Bros.

Dear Ms. Lee,

Confirming yesterday's telephone conversations, your reconsideration of your November 28, 2003 letter concerning the Mitchell Partners proposal for Farmer Bros. Co. will be appreciated.

It has been requested that you consider modifying your response to require Mitchell Partners' revision of only the part of the proposal to which Farmer Bros. had objected, concerning supermajority voting requirements. As discussed, Mitchell Partners had responded to the Farmer Bros. objections initially by offering to simply drop that portion of the proposal dealing with supermajority voting, as indicated in their October 3, 2003 letter. The practicality of this resolution of the issue, and the presumed concurrence of Farmer Bros., is illustrated on page of the preliminary proxy statement filed by Farmer Bros. on October 24, 2003, where the Company presents the Mitchell Partners proposal with brackets showing the single sentence that would be deleted if the SEC were to support the Company's objection.

Alternatively, according to your suggestion, I understand that you may require a revision to make the supermajority voting provision precatory rather than part of the bylaw amendment.

Thank you, again, for your long hours of attention to the interests of Farmer Bros. shareholders.

- GL

Gary Lutin
Lutin & Company
575 Madison Avenue, 10th Floor
New York, New York 10022
Tel: 212/605-0335
Fax: 212/605-0325
Email: gl@shareholderforum.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

(213) 687-5000
FAX: (213) 687-5600
http://www.skadden.com

DIRECT DIAL
(213) 687-5271
DIRECT FAX
(213) 621-5271
E-MAIL ADDRESS
GDELEE1@SKADDEN.COM

December 8, 2003

VIA FACSIMILE AND EMAIL

Grace K. Lee, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Farmer Bros. Co.
Shareholder Proposal of Mitchell Partners, L.P.
Relating to Cumulative Voting (the "Proposal")

Dear Ms. Lee:

This letter confirms our discussion earlier this morning. Farmer Bros. Co. agrees to accept the Proposal as amended by deleting the second sentence relating to a supermajority provision. Farmer Bros. Co. continues to reserve its right to object to the supporting statement related to the Proposal and expects to receive a revised supporting statement no later than tomorrow so that it can finalize its Proxy Statement in a timely manner.

If you have any questions, please do not hesitate to contact Joseph Giunta by telephone at 213-687-5040 or by email at jgiunta@skadden.com.

Yours sincerely,



Garrison G. DeLee

cc: John Simmons
Joseph G. Giunta, Esq.

Lee, Grace

From: Gary Lutin [gary.lutin@worldnet.att.net]

Sent: Wednesday, December 10, 2003 8:37

To: Grace K. Lee

Cc: James E. Mitchell; Joseph J. Giunta

Subject: Clarification of request for reconsideration

Dear Ms. Lee,

The reason for requesting your reconsideration of the Mitchell Partners proposal for Farmer Bros. Co., as discussed on December 4th and summarized in my December 5th note copied below, was that the company had objected only to the portion of the proposal concerning "supermajority" voting requirements and not to the entire proposal. The company had not objected to the primary element of the proposal concerning the establishment of cumulative voting rights.

Referring to the question that was raised about the rights of shareholders to amend the company's bylaws, the company itself has acknowledged this right. They address it repeatedly in their October 24, 2003 preliminary proxy statement, which includes a management proposal to reincorporate with provisions that would, among other things, effectively eliminate the current shareholder rights to amend bylaws. In its introductory summary of the proposed governance changes on page 10 of the preliminary proxy statement, for example, the company states that the reincorporation would include provisions "requiring a vote of at least eighty percent (80%) of the outstanding shares to amend the bylaws by shareholder action instead of a majority of the outstanding shares." On page 12, the company specifically acknowledges the current right of shareholders to act on the Mitchell Partners proposal to amend the bylaws in statements asserting that the proposed bylaw amendment would have no effect if management's proposal is passed to reincorporate in a new state and thus make the California bylaws inapplicable. And on page 15 the company acknowledges that the currently applicable "California law permits a corporation's bylaws to be amended by the board of directors or by the holders of a majority of the outstanding shares." (The company explains in the same paragraph that amendments to the articles of incorporation in California require action by both the board and the shareholders, as distinguished from action by either the board or shareholders to amend bylaws.)

The right of shareholders to amend the bylaws for cumulative voting is also specifically addressed by Professor Lucian A. Bebchuk, the Director of the Program on Corporate Governance at Harvard Law School, in a declaration filed on December 2, 2003 in a legal proceeding relating to Farmer Bros. In paragraph 22 of his declaration, Professor Bebchuk states "Whereas Farmer's current bylaws prohibit cumulative voting, the shareholders presently have the power to amend these bylaws to introduce such voting." A copy of Professor Bebchuk's declaration can be obtained from a link on the following web site:

http://www.shareholderforum.com/FARM/Process/20031114_petitions.htm

Please let me know if you require any further clarification of the request for reconsideration. I thank you, again, for your efforts to address the interests of Farmer Bros.' public investors.

- GL

Gary Lutin
Lutin & Company
575 Madison Avenue, 10th Floor
New York, New York 10022
Tel: 212/605-0335
Fax: 212/605-0325
Email: gl@shareholderforum.com

----- Original Message -----
From: Gary Lutin

To: Grace K. Lee
Cc: James E. Mitchell ; Joseph J. Giunta
Sent: Friday, December 05, 2003 6:17 AM
Subject: Reconsideration request concerning Farmer Bros. Co.

Dear Ms. Lee,

Confirming yesterday's telephone conversations, your reconsideration of your November 28, 2003 letter concerning the Mitchell Partners proposal for Farmer Bros. Co. will be appreciated.

It has been requested that you consider modifying your response to require Mitchell Partners' revision of only the part of the proposal to which Farmer Bros. had objected, concerning supermajority voting requirements. As discussed, Mitchell Partners had responded to the Farmer Bros. objections initially by offering to simply drop that portion of the proposal dealing with supermajority voting, as indicated in their October 3, 2003 letter. The practicality of this resolution of the issue, and the presumed concurrence of Farmer Bros., is illustrated on page of the preliminary proxy statement filed by Farmer Bros. on October 24, 2003, where the Company presents the Mitchell Partners proposal with brackets showing the single sentence that would be deleted if the SEC were to support the Company's objection.

Alternatively, according to your suggestion, I understand that you may require a revision to make the supermajority voting provision precatory rather than part of the bylaw amendment.

Thank you, again, for your long hours of attention to the interests of Farmer Bros. shareholders.

- GL

Gary Lutin
Lutin & Company
575 Madison Avenue, 10th Floor
New York, New York 10022
Tel: 212/605-0335
Fax: 212/605-0325
Email: gl@shareholderforum.com